SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 15TH, 2012

DATE, TIME AND PLACE: On February 15th, 2012, at 1:00 pm, at the head offices of TIM Participações S.A. (“Company”), in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Stefano de Angelis, Andrea Mangoni, Oscar Chiccetti and Adhemar Gabriel Bahadian, either in person or by means of video and/or audio-conference, as provided in paragraph 2, section 25 of the Company’s By-laws. It shall be recorded hereby the justified absence of Messrs. Maílson Ferreira da Nóbrega and Carmelo Furci. Pursuant to Section 163, paragraph 3 of the Brazilian Law Nr. 6,404/1976, the meeting was also attended by the Chairman of the Company’s Statutory Audit Committee, Mr. Alberto Emmanuel Carvalho Whitaker. The meeting was also attended by Messrs. Claudio Zezza, Chief Financial Officer, Mario Girasole, Regulatory Affairs Officer, Roger Sole Rafols, Chief Marketing Officer, Rogério Tostes Lima, Investor Relations Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Paolo Stoppaccioli, Chief Human Resources Officer, and Jaques Horn, Legal Officer and Secretary, along with the representative of PricewaterhouseCoopers (“PwC”), independent auditors of the Company, Mr. Sergio Zamora.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the amendment of Section 5th of the Company’s By-laws, for inclusion of the current share capital and amount of shares issued by the Company, according to the public offering carried out in 2011; (2) To acknowledge about the Company’s intention to hire a market maker; (3) (3.1) To report about the activities carried out by the Compensation Committee; and (3.2) To resolve on the proposed compensation of the Company’s managers during the year 2012; (4) To resolve on the proposal for extension of the Cooperation and Support Agreement, to be entered between Telecom Italia S.p.A., on one side, and TIM Celular S.A., Intelig Telecomunicações Ltda., TIM Fiber RJ S.A. and TIM Fiber SP Ltda., on the other side, with the Company as intervener; (5) To resolve on the partnership between TIM Celular S.A. and Generali Brasil Seguros S.A. for the distribution of microinsurance; (6) To resolve on the management’s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2011; (7) To resolve on the presentation’s form of the financial statements of TIM Celular S.A.; (8) To resolve on the forecasts that support the deferred income tax and social contribution of TIM Celular S.A.; (9) To resolve on the management’s proposal for allocation of the results related to the year 2011 and distribution of dividends by the Company; (10) To resolve on the proposed budget of the Company and its Subsidiaries for the year 2012; (11) To resolve on the proposed Company’s capital budget; (12) To resolve on the convening of an Annual and Extraordinary Shareholders’ Meeting of the Company, in order to submit to approval the subjects listed on items (1), (3.2), (4), (5), (6), (9) and (11) above, as well as the other subjects provided in the Brazilian Law Nr. 6,404/1976; and (13) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, which shall be filed in the Company`s headquarters, the Board Members resolved, by unanimous decision, to: (1) Approve, ad referendum of the Shareholders’ Meeting, to amend the section 5th of the Company’s By-laws to include the current share capital and amount of shares issued by the Company, as approved by the Board of Directors Meeting held in October 24th, 2011, passing include the referred section as following: “Section 5 - The subscribed and fully-paid capital share is of nine billion eight hundred eighty six million eight hundred eighty six thousand five hundred and ninety-three Brazilian Reais and forty six cents (R$ 9,886,886,593,46) divided into two billion four hundred seventeen million six hundred thirty-two thousand six hundred forty-seven (2,417,632,647) common shares, all nominative, book-entry and with no-par value.; (2) Acknowledge the Company’s intention of hiring a market maker; (3) (3.1) Acknowledge about the activities carried out by the Compensation Committee in the last meeting held on this date; and (3.2) Approve, ad referendum of the Shareholders’ Meeting, the proposed compensation to the Company`s managers during the year 2012, in accordance with the documents presented to the Compensation Committee and filed in the Company’s headquarter; (4) Submit, to discussion, appreciation and approval by the Extraordinary Shareholders` Meeting, the Officers` proposal related to the extension of the Cooperation and Support Agreement (“Agreement”), to be entered between Telecom Italia S.p.A., for one side, and TIM Celular S.A. (“TCEL’), Intelig Telecomunicações Ltda. (“Intelig”), TIM Fiber RJ S.A. (“TFiber RJ”) and TIM Fiber SP Ltda. (“TFiber SP”), for another side, with the Company as intervener. Based on the documents presented by the Officers, the conclusion is that the Company and TCEL have actually been benefited from the solutions and innovations not yet fully available yet in the Brazilian market, with a lower cost and gains in productivity. The Projects were followed-up and validated by the independent consultant, which concluded that the performance of the Agreement observed the current procedures of the Company for contracts in general, with no preference or any sort of exception on behalf of Telecom Italia S.p.A. The following documents were presented to the Board Members knowledge: (i) new fairness opinion issued by Accenture do Brasil Ltda., which concludes that all the conditions stated in the documents related to the extension of the Agreement are equitable and that the values established for the projects to be performed in 2012 are in better conditions to TCEL, Intelig, TFiber RJ, TFiber SP and the Company than the current market conditions; (ii) legal opinions issued by the Brazilian law firm Momsen, Leonardos & Cia. and by the Italian law firm Studio Torta, which reinforce that the provisions of the Agreement, as they are written, are in accordance with the Brazilian law, the Italian law and the market conditions; and (iii) roadmap that details the activities and projects to be performed under the Agreement, if approved; (5) Submit, to discussion, appreciation and approval by the Extraordinary Shareholders` Meeting, the terms and conditions of the agreement to be entered between TCEL and Generali Brasil Seguros S.A., in order to sell insurance to TCEL’s customers, in accordance with the documents presented to the Board Members and filed in the Company’s headquarters; (6) Approve, ad referendum of the Shareholders’ Meeting, based on the information furnished by the Company, the Statutory Audit Committee and the independent auditors, PwC, the officer`s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2011, duly audited by the independent auditors of the Company and enclosed with the respective Opinion, as well as with the Opinion of the Statutory Audit Committee. The Board Members have congratulated the Chief Executive Officer and all the other Officers for the great results reached on this fiscal year; (7) Approve the way the financial statements of TCEL, a wholly-owned subsidiary of the Company, were presented. On that sense, TCEL was waived of presenting its own financial statements the individual and consolidate statements of its subsidiaries, TFiber RJ and TFiber SP, in accordance with the documents presented and filed in the Company’s headquarter; (8) Approve the forecasts of the deferred income tax and social contribution of TCEL, in accordance with the documents presented and filed in the Company’s headquarter; (9) Approve, ad referendum of the Shareholders’ Meeting and based on a favorable Opinion of the Statutory Audit Committee, the management`s proposal for allocation of the results related to the year 2011 and distribution of dividends by the Company; (10) Approve the proposed budget of the Company and its Subsidiaries for the year 2012; (11) Approve, ad referendum of the Shareholders’ Meeting and based on a favorable Opinion of the Statutory Audit Committee, the proposed Company’s capital budget, in the total amount of three billion Brazilian Reais (R$ 3,000,000,000,00), which shall be allocated to projects related to network development, technology platforms development and launching of new business; (12) Approve the convening of an Annual and Extraordinary Shareholders’ Meeting of the Company, to be held until the end of April 2012, in order to submit to approval the matters listed on items (1), (3.2), (4), (5), (6), (9) and (11) above, as well as the other matters provided in the Brazilian Law Nr. 6,404/1976; and (13) Regarding other matters of general interest to the Company, the Board Members also resolved, by unanimous decision, to: (13.1) Approve, as provided in paragraph XXI of the Section 22 of the Company`s By-Laws and in accordance with the documents presented to the Board Members and filed in the Company’s headquarters, the new Company’s organizational structure, the creating of the following functions: (i) Internal Audit, to direct report to the Chairman of the Board of Directors, its purpose is to assure the Company and its subsidiaries’ internal audit program will be achieved; and (ii) Compliance, to direct report to the Company’s Chief Executive Officer, its purpose is to assure the compliance of the corporate and business process in the Company and its subsidiaries will be achieved; and (13.2) Approve the “New Procedures for compliance with ANATEL Acts No. 68,276, dated as of October 31st, 2007, and No. 3,804, dated as of July 7th, 2009”, in order to fully implement the provisions contained in the referred Acts, regarding the clarifications of the Order No. 9.403/2011-CD, dated of November 8th, 2011, and in so far as such provisions are under the competence of the Board of Directors of the Company, recommending to the Chief Executive Officer the adoption of appropriate measures for immediate effect of the aforementioned Regulation, which shall be filed in the Company’s headquarter, as well as to approve the “New Procedures for compliance with the Agreement executed on April 28th, 2010 with the Administrative Council for Economic Defense (“CADE”), which shall be filed in Company’s headquarter and confirms, on behalf of the CADE, all covenants have already be assumed by the Company before the National Telecommunications Agency (ANATEL).

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members. Directors: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Stefano de Angelis, Andrea Mangoni, Oscar Chiccetti and Adhemar Gabriel Bahadian.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 15th, 2012.

JAQUES HORN Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 16, 2012	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.